Your **Vote** Counts!

ORASURE TECHNOLOGIES, INC.

2024 Annual Meeting
Vote by May 13, 2024
11:59 PM ET



OraSure Technologies, Inc.

ORASURE TECHNOLOGIES, INC.
220 EAST FIRST STREET
BETHLEHEM, PA 18015



V39030-P04380

You invested in ORASURE TECHNOLOGIES, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on May 14, 2024.**

Get informed before you vote

View the Notice and Proxy Statement and 2023 Annual Report to Stockholders online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 30, 2024. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

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Vote Virtually at the Meeting*

May 14, 2024
10:00 AM ET

Virtually at:
www.virtualshareholdermeeting.com/OSUR2024

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	ELECTION OF DIRECTORS Class III (Expiring 2027) **Nominees:**	
1a.	Nancy J. Gagliano, M.D.	For
1b.	Lelio Marmora	For
2.	Ratification of Appointment of Grant Thornton LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2024.	For
3.	Advisory (Non-Binding) Vote to Approve Executive Compensation.	For
4.	Approval of an Amendment to the Company's Certificate of Incorporation.	For
5.	Approval of Amendment and Restatement of the Company's Stock Award Plan to Increase the Shares Authorized for Issuance Thereunder.	For
6.	Approval to Adjourn Annual Meeting to a Later Date or Dates, if Necessary, or Appropriate, to Permit Further Solicitation and Vote of Proxies in the Event that there are Insufficient Votes for, or Otherwise, in Connection with the Approval of the Foregoing Proposals.	For

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